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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                       FORM 6-K

                           REPORT OF FOREIGN PRIVATE ISSUER

                         PURSUANT TO RULE 13a-16 OR 15d-16 OF

                         THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of October 1998

                                 LJ INTERNATIONAL INC.
                   -----------------------------------------------
                   (Translation of registrant's name into English)

                   UNIT #12, 12/F, BLOCK A, FOCAL INDUSTRIAL CENTER 21 MAN LOK STREET, HUNG HOM, KOWLOON, HONG KONG
                   -----------------------------------------------
                       (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F   X                   Form 40-F
                         -----                           -----


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes                              No   X
                         -----                           -----

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.


                                      SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       LJ INTERNATIONAL INC.
                                       ------------------------------
                                               (Registrant)


Date: October 19, 1998                By:  /s/ NG Hon Tak Ringo
      ------------------                   --------------------------
                                           NG Hon Tak Ringo
                                           Chief Financial Officer

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For Immediate Release

Businesswire: Hong Kong and New York Monday, October 12th, 1998 9:00 AM

LJ International (Nasdaq symbol: JADEF) announces the successful launch of it's new brand of Sterling Silver Jewelry. The Collection was first presented at the Hong Kong Jewelry Show September 23rd through 28th to a select group of international buyers.

The Collection is lifestyle focused and considers current trends in color, fabric and fashion. Substance and quality are built into each piece of the collection. Retail price targets are from $50 to $250.

Initial presentations to North American retailers will occur between October 8th and October 21st. Targeted retail distribution includes direct mail, specialty retailers and better department stores.

A group of 82 target customers in nine states represent the initial focus of the presentations.

LJ International is a vertically integrated stone cutter and manufacturer of semi precious gemstone jewelry in 14 & 18kt gold and sterling silver.

For more information contact Angel Tiu or Jeff Taraschi at LJ International 852 2764 3622 or email:@www.ljintl.com. Our website can be accessed at www.ljinc.com.